EXHIBIT 99.1

News Release dated July 18, 2022, Suncor Energy enters into agreement with Elliott Investment Management

FOR IMMEDIATE RELEASE

Suncor Energy enters into agreement with Elliott Investment Management

•	Three new independent directors join the Board, two of whom will serve on the CEO search committee
•	New Board committee to conduct a strategic review of downstream retail business

Calgary, Alberta (July 18, 2022) – Suncor (TSX: SU) (NYSE: SU) today announced that it has entered into an agreement with Elliott Investment Management L.P. (together with its affiliates “Elliott”), pursuant to which Suncor’s Board of Directors will appoint three new independent directors, two of whom will serve on the CEO search committee. The Board will also form a new committee to oversee a strategic review of Suncor’s downstream retail business. These actions build on Suncor’s ongoing efforts to enhance safety, reliability and operational excellence and to restore Suncor’s industry leadership.

As part of its agreement with Elliott, Suncor has appointed the following three new independent directors to its Board, effective immediately:

•	Ian Ashby, former president of BHP Billiton’s Iron Ore Customer Sector Group, who brings extensive global experience in surface mining, including technical and operational expertise;

•	Chris Seasons, former president of Devon Canada and partner with ARC Financial Corporation; and

•	Jackie Sheppard, former executive vice president, Corporate and Legal Affairs with Talisman Energy Inc.

Suncor is pleased to welcome all three directors to the Board. With these changes, the Suncor Board will temporarily expand to 13 directors, all of whom are independent and five of whom are female. Two existing directors will retire from the Board by year-end.

In addition, Suncor will undertake a strategic review of its downstream retail business with the goal of unlocking shareholder value. With support of external advisors, this review will evaluate and consider a wide range of alternatives, from a potential sale of the business to options to enhance the value of our retail business. A committee of independent directors, led by Board director Russ Girling and including newly appointed directors Chris Seasons and Jackie Sheppard will oversee the review and make a recommendation to the full Board. The Board expects to complete the strategic review in Q4 and will provide an update at that time.

As previously announced, the Board has formed a CEO search committee, led by Board director Eira Thomas and including newly appointed directors Chris Seasons and Jackie Sheppard to oversee the global search to select the company’s next chief executive officer.

“Suncor is committed to the ongoing renewal of its Board of Directors to ensure we maintain diverse and qualified directors who are charged with overseeing the company’s strategy and driving shareholder value,” said Board Chair Michael Wilson. “Ian, Chris and Jackie bring valuable expertise to the Board, and we are confident Suncor shareholders will benefit greatly from their operational and commercial experience. In addition, the Board’s review of the retail business builds on our long-standing commitment to openly consider alternatives to enhance shareholder value and will help ensure the company is well positioned for even greater success and value creation in the future.”

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“The top priority for Suncor’s leadership team is forging ahead with our plans to improve our safety and operating performance,” said Interim chief executive officer Kris Smith. “I look forward to working with the Board, including our new directors, to advance our efforts to drive long-term shareholder value, and to communicating our progress, delivering on our debt reduction and other capital allocation targets and restoring confidence in Suncor.”

“We appreciate the collaborative dialogue we have had with Suncor’s Board and fully support the appointment of three new independent directors who will bring fresh, relevant perspectives into the boardroom, as well as the Board’s commitment to explore strategic options with respect to Suncor’s retail business,” said Elliott Partner John Pike and Portfolio Manager Mike Tomkins. “As a significant investor we look forward to continuing to work constructively with Suncor as it takes important steps to achieve best-in-class safety, improve operations and restore its industry leadership.”

The agreement with Elliott contains customary standstill, voting and other provisions. In addition, the agreement includes the right for Elliott to nominate an additional director if certain performance criteria relative to peers are not met by December 31, 2022, and if applicable, includes the extension of the standstill for a period of 12 months following such an appointment. Elliott and the Company have also entered into an information sharing agreement, pursuant to which Elliott will have the ability to receive information and share its views regarding the CEO search process. The complete agreement will be filed on Form 6-K with the U.S. Securities and Exchange Commission and with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval.

New Director Biographies

•	Ian Ashby brings extensive global experience in surface mining including technical and operational roles. Starting his career as an underground miner at the Mount Isa Mines base metals operations in Queensland, Australia, Ian has almost 40 years of experience in the mining industry, including 25 years in a wide variety of roles with BHP Billiton. During his tenure with BHP Billiton, Ian held a variety of roles in the company’s iron ore, base metals and gold businesses in Australia, the USA, and Chile, as well as projects roles in the corporate office, ultimately becoming president of BHP Billiton’s company’s iron ore business. Since retiring from BHP Billiton in 2012, he has taken on a number of advisory and board roles with other mining and related organizations. Ian currently serves as an independent director on the boards of Anglo American plc and IAMGOLD Corporation. He has served as a director on the boards of New World Resources PLC, Genco Shipping & Trading, Nevsun Resources Ltd., and Alderon Iron Ore Corp. He has also served in an advisory capacity with Apollo Global Management and Temasek.

•	Chris Seasons, a partner at ARC Financial Corporation, brings over 30 years of operating and financial experience in the Canadian upstream oil and gas industry. He is the former president of Devon Canada Corp., a large cap Canadian energy company with diverse assets. During the ten years he served as president of Devon, the company successfully transitioned its production mix from a gas dominated asset base to a heavy oil company. Prior to that, Chris held a variety of leadership roles with Royal Dutch Shell both domestically and internationally, and at Stampeder Exploration Ltd., an exploration and acquisition company. In his role at ARC Financial Corporation, Chris provides support for ARC’s investment team in the areas of strategy and risk management, as well as investment decision making. He is chair of the Board of Directors of Longshore Resources Ltd., and serves on the boards of Matrix Solutions Inc., Petronas Energy Canada Ltd., and Serafina Energy Ltd.

•	Jackie Sheppard is the former executive vice president, Corporate and Legal, of Talisman Energy Inc., a Canada-based upstream international corporation. Her executive responsibilities included global legal affairs, business development, mergers and acquisitions, corporate projects, corporate communications, investor relations, corporate responsibility and government affairs. She is currently chair of the board of Emera Inc and serves on the boards of ARC Resources Ltd., and Alberta Investment Management Corporation. Jackie previously chaired the board of the Research and Development Corporation of the Province of Newfoundland and Labrador and has served on several boards such as Pacific Northwest LNG, Seven Generations Energy Ltd. and Cairn Energy PLC. She was also a founder and lead director of Black Swan Energy Inc., an Alberta upstream energy company that was private-equity financed and recently sold to Tourmaline Oil Corp. With her numerous roles as an executive in the energy industry, and as a director of public, private and crown corporations, Jackie has extensive experience in strategic planning, business development, public markets, legal and governance.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends.  Forward-looking statements in this news release include references to: Suncor's expectation that two existing directors will retire from the Board by year end; statements and expectations regarding Suncor's strategic review of its downstream retail business, including its goals, the expected timing of the review and Suncor's expectation that it will help ensure the company is well positioned for even greater success and value creation in the future; Suncor's commitment to the ongoing renewal of its Board of Directors and the expected benefits therefrom; Suncor's belief that its shareholders will benefit greatly from the operational and commercial experience of the newly appointed directors; and Suncor's continued efforts to drive long-term shareholder value, deliver on our debt reduction and other capital allocation targets and restore confidence in Suncor. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the first quarter of 2022 dated May 9, 2022, its Annual Information Form and Annual Report to Shareholders each dated February 23, 2022, its Form 40-F dated February 24, 2022, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development. production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor.

Suncor:

Media inquiries:

833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Elliott:

Stephen Spruiell

Elliott Investment Management L.P.

(212) 478-2017

sspruiell@elliottmgmt.com